Item 1

                                 AERCO Limited

                             Report to Noteholders

                  All numbers in US$ unless otherwise stated


Payment Date:    15 February, 2000.
Calculation Date: 9 February, 2000.

(i)  ACCOUNT ACTIVITY SUMMARY (Between Calculation Dates)

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                                                                                                                  Balance on
                                                      Prior Balance        Deposits           Withdrawals      Calculation Date
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                                                        11-Jan-00                                                  9-Feb-00
Lessee Funded Account                                          0.00               0.00               (0.00)            0.00
Aircraft Purchase Account                                      0.00               0.00               (0.00)            0.00
Expense Account (note ii)                              2,864,127.36       2,602,709.14       (4,180,835.51)    1,286,000.99
Collection Account (note iii)                         65,930,109.05       9,878,051.60       (9,925,809.05)   65,882,351.60
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 -  Liquidity Reserve                                 40,000,000.00                                           40,000,000.00
 -  Security Deposit                                  16,004,300.00                                           17,204,300.00
 -  Other Collections                                  9,925,809.05                                            8,678,051.60
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Total                                                 68,794,236.41      12,480,760.74      (14,106,644.56)   67,168,352.59
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(ii) ANALYSIS OF EXPENSE ACCOUNT ACTIVITY
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Balance on Previous Calculation Date (11 January, 2000)                                2,864,127.36
Transfer from Collection Account                                                       2,593,038.17
Interest Earned during period                                                              9,670.97
Payments during period between previous Calculation Date and the relevant
Calculation Date:                                                                                 0
 - Payments on previous Payment Date                                                    (457,165.53)
 - Other payments                                                                     (3,723,669.98)
                                                                                   -----------------
Balance on relevant Calculation Date (9 February, 2000)                                1,286,000.99
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(iii) ANALYSIS OF COLLECTION ACCOUNT ACTIVITY
----------------------------------------------------------------------------------------------------
Balance on Previous Calculation Date (11 January, 2000)                               65,930,109.05
Collections during period                                                              9,423,004.09
Swap receipts                                                                            455,047.51
Transfer to Expense Account                                                           (2,593,038.17)
Net transfer to Lessee Funded Accounts                                                         0.00
Transfer from the Aircraft Purchase Account                                                    0.00
Transfer from the Tax Defeasance Account                                                       0.00
Drawings under credit or liquidity enhancement facilities                                      0.00
Aggregate Note Payments                                                               (7,332,770.88)
Swap payments                                                                                  0.00
Repayments of drawings under credit or liquidity enhancement facilities                        0.00
                                                                                   -----------------
Balance on relevant Calculation Date (9 February, 2000)                               65,882,351.60
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(iii) ANALYSIS OF COLLECTION ACCOUNT ACTIVITY (Cont'd)

==============================================================================================
                       ANALYSIS OF CURRENT PAYMENT DATE DISTRIBUTIONS
                       Priority of Payments
                    (i)Required Expense Amount                                   4,000,000.00
                   (ii)a) Class A Interest                                       2,606,627.09
                       b) Swap Payments                                                  0.00
                  (iii)First Collection Account Top-up                          15,000,000.00
                   (iv)Class A Minimum Principal                                         0.00
                    (v)Class B Interest                                            381,478.12
                   (vi)Class B Minimum Principal                                    21,055.06
                  (vii)Class C Interest                                            469,032.63
                 (viii)Class C Minimum Principal                                         0.00
                   (ix)Class D Interest                                            566,666.67
                    (x)Class D Minimum Principal                                         0.00
                   (xi)Second Collection Account Top-up                         42,204,300.00
                  (xii)Class A Scheduled Principal                                       0.00
                 (xiii)Class B Scheduled Principal                                 257,853.54
                  (xiv)Class C Scheduled Principal                                  57,540.00
                   (xv)Class D Scheduled Principal                                       0.00
                  (xvi)Modification Payments                                             0.00
                 (xvii)Soft Bullet Note Step Up Interest                                 0.00
                (xviii)Class A Supplemental Principal                            1,204,316.68
                  (xix)Class E Interest                                                  0.00
                   (xx)Class B Supplemental Principal                                    0.00
                  (xxi)Class A Outstanding Principal                                     0.00
                 (xxii)Class B Outstanding Principal                                     0.00
                (xxiii)Class C Outstanding Principal                                     0.00
                 (xxiv)Class D Outstanding Principal                                     0.00
                  (xxv)Subordinated Swap Payments                                        0.00
                 (xxvi)Subordinated Tax Related Disposition Payments                     0.00
                (xxvii)Class E Accrued Unpaid Interest                                   0.00
               (xxviii)Class E Outstanding Principal                                     0.00
                                                                           ===================
Total Payments with respect to Payment Date                                     66,768,869.79
      Less Collection Account Top-Ups ((iii) and (xi)above)                    (57,204,300.00)
                                                                           ===================
                                                                                 9,564,569.79
                                                                           ===================

==============================================================================================



(iv) PAYMENT ON THE NOTES

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(a)  FLOATING RATE NOTES                                           A-1              A-2              B-1                C-1
     -------------------
     Applicable LIBOR                                         5.78125%         5.78125%         5.78125%           5.78125%
     Applicable Margin                                        0.19000%         0.32000%         0.60000%           1.35000%
     Applicable Interest Rate                                 5.97125%         6.10125%         6.38125%           7.13125%
     Interest Amount Payable                              1,579,063.89     1,027,563.20       381,478.12         469,032.63
     Step Up Interest Amount                                      0.00             0.00             0.00               0.00

     Opening Principal Balance                          340,000,000.00   216,538,035.55    76,861,409.24      84,563,288.00
     Minimum Principal Payment Amount                             0.00             0.00        21,055.06               0.00
     Scheduled Principal Payment Amount                           0.00             0.00       257,853.54          57,540.00
     Supplemental Principal Payment Amount                        0.00     1,204,316.68             0.00               0.00
     Outstanding Principal Payment Amount                         0.00             0.00             0.00               0.00
     Total Principal Distribution Amount                          0.00     1,204,316.68       278,908.60          57,540.00
     Redemption Amount
      - amount allocable to principal                             0.00             0.00             0.00               0.00
      - premium allocable to premium                              0.00             0.00             0.00               0.00
                                                     -----------------------------------------------------------------------
     Outstanding Principal Balance (Feb 15, 2000))      340,000,000.00   215,333,718.87    76,582,500.64      84,505,748.00
----------------------------------------------------------------------------------------------------------------------------

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(b)  FIXED RATE NOTES                                              D-1
     Applicable Interest Rate                                  8.5000%
     Interest Amount Payable                                566,666.67

     Opening Principal Balance                           80,000,000.00
     Minimum Principal Payment Amount                             0.00
     Scheduled Principal Payment Amount                           0.00
     Redemption Amount
      - amount allocable to principal                             0.00
      - amount allocable to premium                               0.00
     Actual Pool Factor                                      1.0000000
                                                     ------------------
     Outstanding Principal Balance (Feb 15, 2000))       80,000,000.00
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(v)  FLOATING RATE NOTE INFORMATION FOR NEXT INTEREST ACCRUAL PERIOD (Aggregate Amounts)

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                                                                        A-1              A-2              B-1                C-1
     Applicable LIBOR                                              5.88500%         5.88500%         5.88500%           5.88500%
     Applicable Margin                                             0.19000%         0.32000%         0.60000%           1.35000%
     Applicable Interest Rate                                      6.07500%         6.20500%         6.48500%           7.23500%
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(vi) CURRENT PERIOD PAYMENTS Per $100,000 Initial Outstanding Principal Balance of Notes)

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(a)  FLOATING RATE NOTES
                                                                        A-1              A-2              B-1                C-1
     Opening Principal Amount                                      3,400.00         2,165.38           768.61             845.63
     Total Principal Payments                                          0.00            12.04             2.79               0.58
                                                          -----------------------------------------------------------------------
     Closing Outstanding Principal Balance                         3,400.00         2,153.34           765.83             845.06

     Total Interest                                                   15.79            10.28             3.81               4.69
     Total Premium                                                     0.00             0.00             0.00               0.00
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(b)  FIXED RATE NOTES
                                                                        D-1
     Opening Principal Amount                                        800.00
     Total Principal Payments                                          0.00
                                                          ------------------
     Outstanding Principal Balance                                   800.00

     Total Interest                                                    5.67
     Total Premium                                                     0.00
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